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                                Prospectus Supplement Filed Under Rule 424(b)(3)
                                                              File No. 333-12863


                       SANCHEZ COMPUTER ASSOCIATES, INC.


               Prospectus Supplement Dated December 27, 1996 to
                      Prospectus Dated November 13, 1996



          This Prospectus Supplement provides supplemental information to the Prospectus dated November 13, 1996 (the "Prospectus") covering the sale of 3,226,500 shares of Common Stock of Sanchez Computer Systems, Inc. (the "Company"). The Company and Safeguard Scientifics, Inc., a Pennsylvania corporation ("Safeguard"), Radnor Venture Partners, L.P. ("Radnor"), Michael A. Sanchez and Frank R. Sanchez (collectively, the "Selling Stockholders") granted to shareholders of the outstanding common stock of Safeguard of record on November 12, 1996, transferable rights (the "Company Rights") to purchase an aggregate of 3,075,000 shares of the Company's common stock. The Prospectus also relates to transferable rights (the "Direct Rights" and together with the Company Rights, the "Rights") to purchase 151,500 additional shares of the Company's common stock that were granted to certain persons having a relationship with the Company, Safeguard, one of Safeguard's other partnership
companies or other persons selected by the Company.   The offering of the
Company's common stock pursuant to the exercise of the Rights is referred to as the "Rights Offering." A copy of the Prospectus is attached to this Prospectus Supplement and must be read in conjunction herewith. The following information is hereby added to and deemed to be included in the Prospectus:

          The Rights Offering by the Company, which involved the distribution of 3,205,627 Rights to Safeguard shareholders of record as of the close of business on November 12, 1996, expired on December 18, 1996 (the "Expiration Date"). Chase Mellon Shareholder Services, L.L.C., the Rights Agent, informed the Company that holders of Rights exercised such Rights to purchase a total of 2,990,995 shares of Common Stock (of which 1,922,495 shares were sold by the Company and 1,068,500 shares were sold by the Selling Stockholders) at the exercise price of $5.50 per share. Of the total shares of the Company's common stock subscribed for through the exercise of Rights, J.P. Morgan Securities Inc. and Wheat, First Securities, Inc. (the "Underwriters") advised the Company that they subscribed for 16,699 shares of Common Stock through the exercise of Rights that were purchased in the open market by the Underwriters during the course of the Rights Offering. The 214,632 shares of Common Stock remaining unsubscribed on the Expiration Date and the 20,873 shares of Common Stock relating to unissued Rights were sold by the Selling Stockholders to the Other Purchasers (as defined in the Prospectus). The Underwriters have advised the Company that, during the exercise period of the Rights Offering, they (i) purchased 155,341 Rights in the open market at prices ranging from $1.00 to $8.00 per Right, (ii) sold 138,603 Rights in the open market at prices ranging from $1.875 to $6.875 per Right and (iii) sold 120,600 shares of Common Stock to the public at prices ranging from $6.875 to $16.00 per share.